February 11, 2010

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E., Mail Stop 4631
Washington, D.C.  20549

Attention:	Ms. Sherry Haywood, Esq.

	Re:	Epoch Holding Corporation Form 10-K for the Fiscal Year Ended June 30, 2009 Filed September 14, 2009 File No. 001-09728

Dear Ms. Haywood:

We are writing in response to the letter dated February 2, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Epoch Holding Corporation, a Delaware corporation (“Epoch” or the “Company”), with respect to Epoch’s (i) Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the “10-K”) and (ii) the Definitive Proxy Statement on Schedule 14A filed October 21, 2009 (the “Proxy Statement”).  For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the Staff’s comments contained in the Comment Letter) and Epoch’s responses have been set forth below in italics.  Three courtesy copies of this letter are enclosed herewith.

Form 10-K for the Fiscal Year Ended June 30, 2009

Competition, page 7

1.
In future filings, if known or reasonably available to you, please disclose an estimate of the number of your competitors as well as your competitive position in your industry.  Please refer to Item 101(c)(x) of Regulation S-K.

In future filings, based upon information reasonably available to us, we will expand our disclosure to provide an estimate of the number of our competitors as well as the Company’s competitive position in the industry.
Exhibits

2.
Please tell us why you have not filed contracts with CI Investments Inc. and Genworth Financial Asset Management, Inc. as exhibits.  It appears that they should be filed with your next 1934 Act filing.  Please refer to Item 601(b)(10) of Regulation S-K.

The business relationships and underlying agreements with CI Investments Inc. and Genworth Financial Asset Management, Inc. involve the performance of investment advisory and management services in the ordinary course of the Company’s business.  Additionally, while both CI Investments Inc. and Genworth Financial Asset Management, Inc. have been significant customers, the Company’s business is not substantially dependent on these entities, and the underlying agreements, such that a material contract is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

In future filings, the Company will clarify its language regarding “Significant Customers and Contracts”.

Report of Management on Internal Control Over Financial Reporting, page 46

3.
We note that your description of the definition of internal control over financial reporting appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition set forth in those rules given that it does not include those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules.  Please confirm that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Management confirms that its conclusion regarding the effectiveness of internal control over financial reporting is based on the full definition of internal control over financial reporting set forth in the applicable rules, including the policies and procedures as described in subparts (1), (2), and (3) of Rules 13a-15(f) and 15d-15(f).  In future filings, the Company will revise its description to conform to the definition or simply state that management concluded on the applicable dates that our internal control over financial reporting was effective.

Certifications, Exhibits 31.1 and 31.2

4.
In future annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  In this regard, we note that you should not: (i) add the word “and” in sections 2 and 3, omit the word “and” in sections 4(c) and 5(a), (ii) add the word “we” in section 4, (iii) replace the word “fiscal” with “annual” in section 4(d) and (iv) in your quarterly reports on Form 10-Q, add the word “quarterly” before “report” in sections 2, 3, 4(a), 4(c) and 4(d).

In future annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q, the Company will include the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement

Benchmarking Against Our Peer Group, page 18

5.
In future filings, please disclose whether you are benchmarking the compensation of each of your named executive officers against the companies included in the McLagan Partners’ Investment Management Survey and disclose these companies.  To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the surveys.  Clarify how the compensation committee uses this survey and describe how the information from this survey differs from the peer group data from Johnson Associates, Inc.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

For purposes of benchmarking the compensation of each of our named executive officers against a peer group, the Compensation Committee, with the assistance of Johnson Associates, Inc., the Company’s independent compensation consultant for the past few years, utilizes a group of companies in the asset management and financial services industry.  The peer group constituents, each listed in the Proxy, include several of the companies in the Investment Advisor Standard Industry Classification Code 6282, as well as several companies in the Dow Jones U.S. Asset Managers Total Stock Market Index, a composite of publicly traded asset management companies.

However, as the Compensation Committee does not necessarily believe that it is appropriate to establish compensation levels based exclusively or primarily on benchmarking to the Company’s publicly traded peers - since many of the companies are not fully comparable in terms of size, scope, or operations - the Compensation Committee reviews other industry data, including the McLagan Partners’ Investment Management Survey, as one of several reference points in reviewing and establishing individual pay components and total compensation for each named executive officer.  The McLagan survey includes approximately 125 investment management companies and advisory firms of various sizes and geographies, several of which are included in the peer group.  Because of the large number of entities used in this survey, and the wide range of sizes, the Company does not believe that a list of such companies would provide additional meaningful disclosure to investors.  The narrower peer group that is used by the Company is disclosed.

Additionally, Johnson Associates also provides market perspective for the Compensation Committee, based on multiple inputs and factors such as (i) publicly traded competitor information, (ii) third party data sources, (iii) market competitive trends, and (iv) the Company’s particular circumstances.

In future filings, the Company will clarify how the McLagan Survey and/or other industry data are used, as applicable, and will clarify how the information differs from the peer group data from Johnson Associates, Inc.

6.
In future filings, please disclose not only where you target each element of compensation against the peer companies but also where actual payments fell for each named executive officer within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

The Compensation Committee bases its determinations regarding individual compensation elements on a number of factors beyond peer data, including, but not limited to: the responsibility of the position, individual performance, historical compensation levels, current industry and market conditions, and overall Company performance.  After reviewing peer data and assessing the role and performance of each named executive officer, the Compensation Committee uses its discretion to set compensation levels for each of the three components for the named executive officers.

In future filings, the Company will revise the disclosure language regarding “targeting” total compensation levels, and clarify that we do not specifically target individual elements of compensation against the named peer companies or target a certain percentile for any component of, or the sum total of, named executive officer compensation.

Compensation Analysis Tools, page 18

7.	We note disclosure that your Compensation Committee “reviewed various compensation metrics.” In future filings, please describe these compensation metrics.

The Compensation Committee reviews various compensation metrics, such as compensation as a proportion of revenues, compensation as a proportion of total expenses, and cash compensation as a proportion of total compensation, in assessing compensation for the Company in total and for the named executive officers in aggregate.

In future filings, the Company will expand its disclosure on the various compensation metrics used by the Compensation Committee.

Cash Incentive Bonus Awards, page 23

8.
It is unclear how the cash bonus amounts paid in January 2009 were determined.  In future filings, please quantify the specific performance measures used in determining the amounts paid.  Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.

In future filings, in addition to listing the performance measures considered by the Compensation Committee, such as net inflows in assets under management, the change in assets under management, the investment performance of  key products, and changes in the Company’s revenues and operating margin, the Company will also quantify such specific performance measures used in determining cash bonus amounts paid to the named executive officers.

9.
In future filings, please disclose greater detail for the exercise in discretion to reduce (or increase) annual cash incentives and long-term incentive awards.  It is unclear what specific factors were taken into account in deciding to reduce the amounts paid by 10% and 28%.  You should also discuss how each is weighted in determining compensation.  Please refer to Item 402(b)(2)( ix) of Regulation S-K.

As indicated in #6 above, the Compensation Committee bases its determinations regarding individual compensation elements, including cash incentives and long-term incentive awards, on a number of factors, including, but not limited to: peer data, the responsibility of the position, individual performance, historical compensation levels, current industry and market conditions, and overall Company performance.  After reviewing peer data and assessing the role and performance of each named executive officer, the Compensation Committee uses its discretion to set compensation levels for each of the three components for the named executive officers.

In future filings, the Company will expand its disclosure with respect to the exercise of discretion to reduce (or increase) annual cash incentives and long-term equity-based incentive awards, and the relative importance of specific factors, to the extent applicable.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff require additional information or clarification, please do not hesitate to contact me at (212) 400-4708 or by facsimile at (212) 937-4660.

Sincerely,

/s/ Adam Borak
Adam Borak
Chief Financial Officer

cc:	Ms. Pamela Long, U.S. Securities and Exchange Commission
Mr. Alan Annex, Esq., Greenberg Traurig